                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               One Up Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   681965 10 9
         ------------------------------------------------------------
                                 (CUSIP Number)

         EAI Partners, Inc.
      1900 Corporate Boulevard                                                Linda C. Frazier, Esq.
           Suite 305 West                                                        Broad and Cassel
      Boca Raton, Florida  33431                with a copy to:              201 South Biscayne Boulevard
---------------------------------------                                             Suite 3000
 (Name, Address and Telephone Number                                           Miami, Florida  33131
  of Persons Authorized to Receive
     Notices and Communications)

                                November 12, 1996
         ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

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CUSIP No. 681965 10 9                              Page 2 of 5 Pages
          ----------------
---------------------------                        ---------------------------

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    1        NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

             EAI Partners, Inc.
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)[_]
                                                                       (b)[_]

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    3        SEC USE ONLY

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    4        SOURCE OF FUNDS*

             WC
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2                                           [_]

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    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             FL
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                                     7        SOLE VOTING POWER

          NUMBER OF                           3,048,193
            SHARES             -----------------------------------------------
         BENEFICIALLY                8        SHARED VOTING POWER
           OWNED BY
             EACH                               0
          REPORTING            -----------------------------------------------
            PERSON                   9        SOLE DISPOSITIVE POWER
             WITH
                                              96,386
                               -----------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

                                                0
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,048,193
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                      [_]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 17.8%
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.      Security and Issuer.

             This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of One Up Corporation, a Florida corporation (the "Issuer"). The Issuer's principal executive office is located at 5 Campus Circle, Westlake, Texas 76262.

Item 2.      Identity and Background.

             (a) This Schedule 13D is being filed on behalf of EAI Partners,
                 Inc., a Florida corporation ("EAI").

             (b) The principal executive office of EAI is located at 1900
                 Corporate Boulevard, Suite 305 West, Boca Raton, Florida 33431.

             (c) EAI is engaged in the business of investing in securities.

             (d) Neither EAI, nor any of its executive officers, was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) Neither EAI, nor any of its executive officers, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) EAI is a Florida corporation.

Item 3.      Source and Amount of Funds or Other Consideration.

             EAI acquired an option to purchase shares of the Issuer's Common Stock from a principal shareholder of the Issuer in a privately negotiated transaction and acquired shares of the Issuer's Common Stock by utilizing its working capital to exercise a portion of such option.

Item 4.      Purpose of Transaction.

             EAI acquired an option to purchase shares of the Issuer's
Common Stock and exercised a portion of such option for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease its position in the Issuer.

             As of the date of the event which required filing of this
Schedule 13D, neither EAI, nor any of the other executive officers of EAI, had any plans or proposals which may relate or would result in:

             (a) The acquisition by any person of additional securities of the
                 Issuer, or the disposition of securities of the Issuer;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

             (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

             (e) Any material change in the present capitalization or dividend policy of the Issuer;

             (f) Any other material change in the Issuer's business or
                 corporate structure;

             (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

             (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

             (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

             (j) Any action similar to any of those enumerated above.

Item 5.      Interest in Securities of the Issuer.

             (a) EAI may be deemed to beneficially own an aggregate of 3,048,193 shares of Common Stock, representing approximately 17.8% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock include 96,386 shares of Common Stock owned beneficially by EAI, as described below, and an additional 2,951,807 shares of Common Stock for which EAI was granted an irrevocable proxy. Pursuant to the Stock Option Agreement dated November 12, 1996 among the Issuer, EAI and Richard G. Dews (the "Stock Option Agreement"), EAI was granted an option to purchase 6,000,000 shares of Common Stock. To date, EAI has exercised a portion of such option and purchased 96,386 shares of Common Stock. Pursuant to the Stock Option Agreement,

                 EAI was granted an irrevocable proxy with respect to 50% of the shares of Common Stock issuable upon exercise of the option.

             (b) EAI has sole power to vote 3,048,193 shares of Common Stock.
                 Such shares of Common Stock include 96,386 shares of Common stock owned of record. In addition, pursuant to the Stock Option Agreement and an irrevocable proxy executed in connection therewith, EAI has the right to vote 50% of the remaining unexercised portion of the option which amount currently represents 2,951,807 shares of Common Stock.

             (c) EAI exercised its option to purchase 96,386 shares of Common
                 Stock.

             (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

             (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             Pursuant to Section 6 of the Stock Option Agreement, Dews granted to EAI an irrevocable proxy, for the term of the Option Agreement, with respect to 50% of all Unexpired Shares. Unexpired Shares means those Option Shares underlying that portion of the Option as to which the exercise period has not been terminated in accordance with the terms of the Option Agreement.

Item 7.      Material to be Filed as Exhibits.

             Exhibit A - Stock Option Agreement dated November 12, 1996 among Richard G. Dews, the Issuer and EAI.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     EAI PARTNERS, INC., a Florida corporation

Dated: November 22, 1996             By:/s/Milton Barbarosh
                                     -----------------------------------------
                                     Milton Barbarosh, President


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